Filed by Verizon Communications Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Straight Path Communications Inc.

Commission File No.: 001-36015

Date: May 18, 2017

Set forth below are excerpts from the MoffetNathanson Media & Communications Summit held on May 17, 2017, which excerpts relate to the proposed business combination of Verizon Communications Inc. and Straight Path Communications Inc. announced on May 11, 2017:

EXCERPT 1:

Craig Eder Moffett

Obviously, one of the themes that we’re going to talk about a lot throughout this conference — and I know, the topic, just judging by the question I get, everybody wants to talk about M&A. I’m going to talk about that with you a little bit, but I want to start with the most recent transaction, Straight Path. And I wonder if you can just tell us, what was it that was so compelling about Straight Path? There was a sort of sense of urgency about getting Straight Path. What’s so compelling about it? And what do you plan to do with it?

Matthew D. Ellis

So with that said, to get to your question, as you think about Straight Path, I suggest you think about it in terms of the overall ecosystem of building out 5G; and really the journey we’ve been on for the last 2, 3 years now. When we first started on this, we talked about we felt that there was some great use cases around 5G. And there was a lot of talk, well, the standards aren’t going to be there until 2022, 2023. And we said, well, we think, if we put our muscle behind, that it doesn’t need to be that long. And so we partnered with other carriers around the globe, specifically in South Korea and Japan. We’ve partnered with some of the network manufacturers such as Samsung and Nokia and Ericsson, and you’re seeing us really make a lot of progress there. We’ve tested the technology first in lab, and then last year, we took it out of the lab, into the field. And then this year, obviously we’re doing the precommercial scale trials that we’re just kicking off now. So what you see us doing is really building out what we need to launch 5G as we go forward. And obviously, one part of that is spectrum. And so we have some 5G, the millimeter wave spectrum, through the XO transaction. That got us 28 gigahertz spectrum in significant parts of the country but not all of the country. And then when you look at the Straight Path asset, they bring more of that 28 and also nationwide coverage at the 39-gig level. So it was really a case of adding another asset that’s — we’re going to need to build out 5G and being able to deploy as quickly as we want to. There will be other 5G spectrum that comes available through FCC auctions, but that’s a — probably a couple of years away. And we felt like taking the uncertainty off the table, anticipating having to wait to participate in the auction. We now know what we have, and it puts us in a position we can deploy the 5G solutions as soon as they’re available.

EXCERPT 2:

Matthew D. Ellis

Look, spectrum. So as it relates to LTE, as I think about spectrum, you say, “Okay, I know I need to continue to add capacity to multi network.” We’ve talked a lot about that earlier. “And I can do that by adding spectrum.” So we’ve said all along that spectrum at the right price is certainly something that we would have a conversation about. We buy spectrum in the secondary market all the time. We did a number of transactions last year and continue to do so. So spectrum at the right price is certainly something we do, but we have other opportunities to identify the network and get where we need to. When you move to 5G, we say we don’t have the spectrum that we need. We’re not sure that we want to wait for an auction and the certainty around timing of that. And you don’t know how an auction is going to play out, so we said, “Let’s go ahead and go get that spectrum,” and certainly we’ve done that through both XO and now Straight Path, so that we can execute our 5G strategy on the time line we want to and not have to wait for the asset to be available.

Forward-Looking Statements

This communication contains statements about expected future events that are forward-looking and subject to risks and uncertainties. Forward-looking statements also include those preceded or followed by the words “anticipates,” “believes,” “estimates,” “hopes” or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the risk that Straight Path Communications Inc. (“Straight Path”) stockholders may not adopt the merger agreement; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated or that may be burdensome; risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner; risks related to disruption of management time from ongoing business operations due to the merger; failure to realize the benefits expected from the merger; the timing to complete the merger; risks related to any legal proceedings that have been or may be instituted against Verizon Communications Inc. (“Verizon”), Straight Path and/or others relating to the merger; and the effect of the announcement of the merger on Straight Path’s and Verizon’s operating results and businesses generally. The foregoing list of factors is not exhaustive and there can be no assurance that the proposed transaction will in fact be consummated. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Verizon’s and Straight Path’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

Where to Find Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Verizon and Straight Path. In connection with the proposed merger, Verizon intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Verizon and Straight Path with the SEC at http://www.sec.gov. Free copies of the proxy statement/prospectus, once available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by Verizon will be made available free of charge on Verizon’s investor relations website at http://www.verizon.com/about/investors. Free copies of documents filed with the SEC by Straight Path will be made available free of charge on Straight Path’s investor relations website at http://spathinc.com/investors/.

Participants in the Solicitation

Verizon and its directors and executive officers, and Straight Path and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Straight Path common stock in respect of the proposed merger. Information about the directors and executive officers of Verizon is set forth in the proxy statement for Verizon Communications Inc. 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2017. Information about the directors and executive officers of Straight Path is set forth in the proxy statement for Straight Path Communications, Inc.’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on November 22, 2016. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.